

Stonks Trading, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Stonks Trading, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statement of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 26, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	89,573
Prepaid Expenses	2,333
Other	377
Total Current Assets	92,284
TOTAL ASSETS	92,284
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	7,802
Total Current Liabilities	7,802
Long-term Liabilities	
Convertible Notes	253,664
Total Long-Term Liabilities	253,664
TOTAL LIABILITIES	261,466
EQUITY	
Common Stock	2
Additional Paid in Capital	183,286
Accumulated Deficit	(352,471)
Total Equity	(169,183)
TOTAL LIABILITIES AND EQUITY	92,284

Statement of Operations

	Year Ended December 31, 2021
Revenue	12,741
Cost of Revenue	31,466
Gross Profit	(18,725)
Operating Expenses	
Advertising and Marketing	15,163
General and Administrative	148,881
Research and Development	169,115
Rent and Lease	1,167
Total Operating Expenses	334,326
Operating Income (loss)	(353,051)
Other Income	
Interest Income	580
Other	-
Total Other Income	580
Provision for Income Tax	-
Net Income (loss)	(352,471)

Statement of Cash Flows

	Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(352,471)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	7,802
Prepaid Expenses	(2,333)
Other	(377)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	5,091
Net Cash provided by (used in) Operating Activities	(347,379)
FINANCING ACTIVITIES	
Common Stock	173,288
Additional Paid in Capital	10,000
Convertible Notes	253,664
Net Cash provided by (used in) Financing Activities	436,952
Cash at the beginning of period	-
Net Cash increase (decrease) for period	89,573
Cash at end of period	89,573

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares	$ Amount			
Beginning Balance 2/3/2021 (Inception)	-	-	-	-	-
Issuance of Common Stock	7,000,001	2	173,286	-	173,288
Additional Paid in Capital	-	-	10,000	-	10,000
Net Income (Loss)	-	-	-	(352,471)	(352,471)
Ending Balance 12/31/2021	7,000,001	2	183,286	(352,471)	(169,183)

Stonks Trading, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Stonks Trading, Inc. ("the Company") was formed in Delaware on February 3rd, 2021. The Company is a user-owned Social Trading Platform dedicated to giving financial power to the people through community, education, and support. The Company generates revenue through its stock and crypto trading platform, along with banking services to its users.

The Company is carrying on an ongoing crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling a subscription service to consumers utilizing the Company's platform to trade stocks and crypto, as well as receive banking services. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users over the subscription period which can be one to six months, and revenue is recognized over the life of the subscription as performance obligations are satisfied.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plans.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 7%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2023. During an equity financing event, the notes are convertible into shares of the Company's Common Stock at a rate equal to the lesser of (i) the price paid per share in an equity financing event multiplied by 1, or (ii) the quotient resulting from dividing $10,000,000 by the number of outstanding shares of Common Stock prior to the equity financing event. Alternatively, during a change of control event, the Company shall repay the holder in cash in an amount equal to the outstanding principal plus any accrued interest. No notes have converted as of December 31, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	253,664
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. 7,000,001 shares were issued and outstanding as of 2021.

Voting: Common Shareholders are entitled to one vote per share.

Dividends: The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 26, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses since inception, may continue to generate losses, and has experienced negative cash flows from operating activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.